December 4, 2008

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20002

Re:          Target Corporation

Annual Report on Form 10-K for the Year Ended February 2, 2008

Filed March 13, 2008

Definitive Proxy Statement on Schedule 14A

Filed April 7, 2008

File No. 1-06049

Dear Mr. Owings:

This is a reply to your comment letter dated November 13, 2008, regarding Target Corporation and supplements our letter of October 31, 2008.  Below is a specific response to each of your 6 numbered comments. We believe our responses address your comments.

Annual Report on Form 10-K for the Year Ended February 2, 2008.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of …

1 & 2.     We have set forth below the type of disclosure we intend to make in future filings in response to your comments, using the information as of our Fiscal 2007 10-K filing date for illustrative purposes. In addition, we have added commentary in italicized text where appropriate to address certain aspects of your comments. Please note that we have not included a revision to our disclosure relating to Earnings Before Tax yield on our credit card operations. Subsequent to the filing of our Fiscal 2007 10-K, we adopted a new segment reporting structure for our credit card operation and no longer use credit card contribution to earnings before taxes as a measure of performance.

Gross Margin Rate

Mr. H. Christopher Owings

“Gross margin rate represents gross margin (sales less cost of sales) as a percentage of sales. See Note 3 for a description of expenses included in cost of sales.

In 2007, our consolidated gross margin rate was 31.8 percent compared with 31.9 percent in 2006. Within our gross margin rate for the year, we experienced a deterioration in markup due to sales mix. Markup is the difference between an item’s cost and its retail price (expressed as a percentage of its retail price). Factors that affect markup include vendor offerings and negotiations, vendor income, sourcing strategies, market forces like the cost of raw materials and freight, and competitive influences. Markdowns are the reduction in the original or previous price of retail merchandise. Factors that affect markdowns include inventory management and competitive influences. The definition and method of calculating markup, markdowns and gross margin varies across the retail industry.

In 2006, our consolidated gross margin rate was 31.9 percent compared with 31.9 percent in 2005. Within our gross margin rate for 2006, we experienced an increase in markup, which was offset by an increase in markdowns.

During 2008, we expect our gross margin rate to decline modestly from 2007, due to our belief that the sales mix trend we experienced in 2007 will continue and our guests will concentrate a larger percentage of their spending in our stores in lower-margin nondiscretionary categories such as grocery and healthcare.”

Comparable Store Sales Growth

“Sales

Sales include merchandise sales, net of expected returns, from our stores and our online business, as well as gift card breakage. In 2007, a 52-week year following a 53-week year, sales were $61,471 million compared with $57,878 in 2006, an increase of 6.2 percent. Sales growth in 2007 was attributable to the opening of new stores and a comparable-store sales increase of 3.0 percent but was partially offset by the impact of an extra week in 2006.

Comparable-store sales is a measure that indicates the performance of our existing stores by measuring the growth in sales for such stores for a period, over the comparable, prior-year period of equivalent length. The method of calculating comparable store sales varies across the retail industry. As a result, our calculation of comparable store sales is not necessarily comparable to similarly titled measures reported by other companies.

Comparable-store sales are sales from our online business and sales from general merchandise and SuperTarget stores open longer than one year, including:

•      sales from stores that have been remodeled or expanded while remaining open

Mr. H. Christopher Owings

•      sales from stores that have been relocated to new buildings of the same format within the same trade area, in which the new store opens at about the same time as the old store closes

Comparable-store sales do not include:

•     sales from general merchandise stores that have been converted, or relocated within the same trade area, to a SuperTarget store format

•      sales from stores that were intentionally closed to be remodeled, expanded or reconstructed

	2007	2006
Comparable-store sales	3.0%	4.8%
Effect of transactions on comparable store sales:
Number of transactions	0.3%	1.1%
Average transaction amount	2.6%	3.7%
Units per transaction	1.1%	2.2%
Dollars per unit	1.5%	1.4%

In fiscal 2007, the comparable store sales increase was driven primarily by an increase in average transaction amount when compared to 2006, with both the number of units in each transaction and the average sales revenue per unit each representing roughly half of the increase attributable to average transaction amount. Transaction-level metrics are influenced by a broad array of macroeconomic, competitive and consumer behavioral factors, and comparable-store sales rates are negatively impacted by the transfer of sales to new stores. Separately, in 2007, there was a deflationary impact of approximately 2 percent on sales growth compared with a deflationary impact of 1 percent in 2006.”

In your comment letter you requested that we further explain the reason or reasons for changes at the transaction level, to the extent they are known. Please be advised that we are unable to provide further explanation with any degree of certainty or precision, as transaction-level metrics are influenced by a broad array of macroeconomic, competitive and consumer behavioral factors.

Year-End Gross Receivables Change

“Our year-end gross receivables were $8,624 million compared with $6,711 million in 2006, an increase of 28.5 percent. This growth in year-end balances was driven primarily by a product change from proprietary Target Cards to Target Visa cards for a group of higher credit-quality Target Card Guests. A product change to a Target Visa card generally results in a higher receivables balance because it can be used for purchases outside of Target stores and has a higher credit limit. Accounts converted from a Target Card to a Target Visa accounted for approximately 20 percentage points of the growth in receivables. The remainder of our year-over-year receivables growth was primarily due to a reduction in payment rates on non-converted accounts. Average receivables in 2007 increased 18.1 percent for these same reasons.

Mr. H. Christopher Owings

Given the significant rate of growth of receivables in 2007, we expect that our year-over-year growth in average receivables during the first half of 2008 will be significantly greater than that in 2007. Additionally, absent product changes for additional Target Card holders in 2008, we expect that our year-end 2008 receivable balance will rise only modestly over 2007, less than our expected sales growth of 8-9%. Absent product changes, we expect our receivable growth rate over time to be in-line with our sales growth rate because our stores are the primary channel for acquiring new credit card accounts. However, in 2008, we expect underlying account growth to decrease from prior years’ levels because we remain somewhat cautious with respect to underwriting standards due to the potential impacts to the consumer from rising unemployment rates and declining housing prices. Our receivable balances are influenced by typical seasonal patterns with growth traditionally linked to the holiday season as well as macroeconomic trends.”

Exhibits (31)A and (31)B

The full text of paragraph 4.d of the certifications required by Item 601(b)(31) of Regulation S-K that we will include in future filings is as follows:

“(d) disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Exhibit A

3.             Exhibit A to our letter to you of October 31, 2008 was a revised description of all material risk factors that we believed to have existed at the time of filing our fiscal 2007 Form 10-K. Accordingly, these risk factors were all the material risks known to us as of such date.

4.             To address your comment requesting a more thorough description of how the identified risks are unique to Target, we have further revised the risk factors on Exhibit A to this letter. We wish to emphasize that the descriptions in our revised Exhibit A are as specific as we believe possible, while maintaining a full view of the material risks that we face.

Mr. H. Christopher Owings

Definitive Proxy Statement on Schedule 14A

Roles of Compensation Committee, Management and Consultants, page 18

5.             In future filings, we will clarify the respective roles of the Compensation Committee, Management and Consultants, and the processes and procedures for the consideration of executive compensation, as follows:

“Roles of Compensation Committee, Management and Consultants

The Compensation Committee is responsible for determining the composition and value of our non-CEO executive officer pay packages and for developing a recommendation for the CEO’s pay package that is reviewed and approved by the independent directors of the full Board.  The Committee receives assistance from two sources:  (1) an independent compensation consulting firm, the Semler Brossy Consulting Group, LLC (SBCG); and (2) our internal executive compensation staff, which is headed by our Executive Vice President of Human Resources.

SBCG has been retained by and reports directly to the Committee and does not have any other consulting engagements with management or Target. Specifically, the Committee has asked SBCG to regularly provide independent advice on current trends in compensation design including: overall levels of compensation, the merits of using particular forms of compensation, the relative weightings of different compensation elements, and the value of particular performance measures on which to base compensation. Within this framework, SBCG has been instructed to work collaboratively with our Executive Vice President of Human Resources and her staff to gain an understanding of Target’s business and compensation programs to help SBCG advise the Committee.

Recommendations on specific compensation levels for executive officers are made to the Committee in two separate ways:

•      With respect to CEO compensation, SBCG provides an independent recommendation to the Committee, in the form of a range of possible outcomes, for the Committee’s consideration. In developing its recommendation, SBCG relies on its understanding of Target’s business and compensation programs and SBCG’s independent research and analysis. SBCG does not meet with the CEO with respect to his compensation.

•      For other executive officers, the Executive Vice President of Human Resources assists the CEO in developing the CEO’s compensation recommendations to the Committee. In developing these recommendations, the Executive Vice President of Human Resources provides the CEO with market data on pay levels and compensation design practices provided by Hewitt Associates, LLC (Hewitt) covering our benchmark companies noted in the next section. Hewitt has no

Mr. H. Christopher Owings

interaction with either the Committee or our executive officers other than the Executive Vice President of Human Resources. In addition to providing market data, Hewitt performs other services for Target unrelated to the determination of executive compensation. The final recommendations to the Committee are determined by the CEO, and include a recommendation with respect to the compensation of the Executive Vice President of Human Resources. Importantly, SBCG provides the Committee with SBCG’s independent view of the CEO’s compensation recommendations.

All decisions regarding executive compensation are made solely by the Committee.”

Key Performance Measures and Performance Goals, page 21

6.             We believe that we can address your comment, and enhance our disclosure in future filings, by using a tabular presentation of our quantitatively determined incentive compensation vehicles. Accordingly, we intend to use tables similar to the following to describe the performance measures and performance targets for both non-equity incentive plan awards and equity incentive plan awards which will supplement the explanation of these programs in the text of the CD&A:

Non-Equity Incentive Plan

	Performance Required for Payout – Fiscal 2007 (in millions)
Performance Measure	Threshold	Target	Actual Performance for Fiscal 2007 (in millions)
EBIT	$5,277	$5,555	$5,286
EVA	$1,207	$1,378	$1,144

Mr. H. Christopher Owings

Equity Incentive Plan (Performance Share Units)

Performance Levels for Outstanding Awards

		Compound Annual EPS Growth Required for Payout At			Compound Annual Revenue Growth Required for Payout At			Actual Performance for Completed Performance Period
Base Year	Final Performance Year	Threshold	Target	Maximum	Threshold	Maximum	Target	EPS Growth	Revenue Growth
2003	2007	5.0%	15.0%	15.0%	5.0%	11.0%	11.0%	14.0%	10.8%
2004	2007	7.0%	15.0%	17.5%	7.0%	11.0%	13.0%	17.2%	10.6%
2005	2008	7.0%	15.0%	17.5%	7.0%	11.0%	13.0%	n/a	n/a
2006	2009	7.0%	14.0%	17.5%	7.0%	10.0%	13.0%	n/a	n/a
2007	2010	6.0%	10.0%	15.0%	6.0%	8.0%	12.0%	n/a	n/a

****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our responses.

Sincerely,

/s/ Douglas A. Scovanner
Douglas A. Scovanner

Executive Vice President and Chief Financial Officer

Exhibit A

Risk Factors

Our business is subject to a variety of risks. The most important of these is our ability to remain relevant to our guests and a brand they trust. Meeting our guests’ expectations requires us to manage various operational and financial risks. Set forth below are the most significant risks that we face.

Our success depends on our ability to positively differentiate ourselves from other retailers.

The retail business is highly competitive. Our competitors include traditional and off-price general merchandise retailers, apparel retailers, Internet retailers, wholesale clubs, category specific retailers, drug stores, supermarkets and other forms of retail commerce. In the past we have been able to compete successfully by differentiating our stores by creating an attractive value proposition through a careful combination of price, merchandise assortment and availability, convenience, guest service and overall shopping experience. No single competitive factor is dominant, and actions by our competitors on any of these factors could have an adverse effect on our sales, gross margins and expenses. If we fail to continue to positively differentiate ourselves from our competitors, our results of operations could be adversely affected.

If we fail to anticipate and respond quickly to changing consumer preferences, our sales, gross margins and profitability could suffer.

A substantial part of our business is dependent on our ability to make trend-right decisions in apparel, home décor, seasonal offerings and other merchandise. Failure to accurately predict constantly changing consumer tastes, preferences, spending patterns and other lifestyle decisions could lead to lost sales, increased markdowns on inventory and adversely affect our results of operations.

All of our stores are located within the United Sates, making us highly susceptible to deteriorations in U.S. macroeconomic conditions and consumer confidence.

All of our stores are located within the United States, making our results highly dependent on U.S. consumer confidence and the health of the U.S. economy. In addition, a significant portion of our total sales are derived from stores located in five states: California, Texas, Florida, Minnesota and Illinois, resulting in further dependence on local economic conditions in these states. The success of our credit card business is also highly dependent on consumers’ ability to pay and our ability to anticipate changes to the risk profile of our cardholders when extending credit. Deterioration in macroeconomic conditions and consumer confidence could negatively impact our business in many ways, including:

•      Slowing comparable-store sales growth or reduction in overall sales.

•      Reduced gross margins.

•      Increasing our expenses, including bad debt expense.

If we do not continually attract, train and retain qualified employees our results of operations could be adversely affected.

Our business is dependent on our ability to attract, train and retain a large and growing number of qualified team members. Many of those team members are in entry-level or part-time positions with historically high turnover rates. Our ability to meet our labor needs while controlling our costs is subject to external factors such as unemployment levels, health care costs and changing demographics. If we are unable to attract, train and retain adequate numbers of qualified team members, our operations, guest service levels and support functions could suffer, and we could experience delays in opening new stores. Those factors, together with increased wage and benefit costs, could adversely affect our results of operations.

Inability to build new stores could slow our growth, and difficulty in building new stores could increase our costs and capital requirements.

Our future growth is dependent, in part, on our ability to build new stores and expand existing stores in a manner that achieves appropriate returns on our capital investment. We compete with other retailers and businesses for suitable locations for our stores. Local land use and other regulations applicable to the types of stores we desire to construct may impact our ability to find suitable locations and also influence the cost of constructing and expanding our stores. A significant portion of our expected new store development activity is planned to occur within fully developed markets, which is generally a more time-consuming and expensive undertaking than developments in undeveloped suburban and ex-urban markets. Delays in new store openings could have an adverse effect on our sales growth, and increased costs associated with new stores and store expansions could adversely affect our results of operations.

Interruptions in our supply chain could adversely affect our results.

The merchandise we sell is sourced from a wide variety of domestic and international vendors. Our ability to find qualified vendors and access products in a timely and efficient manner is a significant challenge, which is typically even more difficult with respect to goods sourced outside the United States. A large portion of our merchandise is sourced, directly or indirectly, from outside the United States, with China as our single largest source. Political or financial instability, trade restrictions, tariffs, currency exchange rates, the outbreak of pandemics, labor unrest, transport capacity and costs, port security or other events that could slow port activities and impact foreign trade are beyond our control and could disrupt our supply of merchandise and adversely affect our results of operations.

Product safety concerns could adversely affect our sales and results of operations.

If our merchandise offerings, including food, drug and children’s products, do not meet applicable safety standards or our guests’ expectations regarding safety, we could experience lost sales and increased costs. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety standards. Events that give rise to actual or potential product safety concerns, including food or drug contamination, could expose us to product liability risk and result in costly product recalls. In addition, negative guest perceptions regarding the safety of the products we sell could cause our guests to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our guests.

If we fail to protect the security of personal information about our guests, we could be subjected to costly government enforcement action or private litigation, and our reputation could suffer.

The nature of our business involves the receipt and storage of personal information about our guests. If we experience a data security breach, we could be exposed to government enforcement action and private litigation. In addition, our guests could lose confidence in our ability to protect their personal information, which could cause them to discontinue usage of our credit card products, decline to use our pharmacy services, or stop shopping at our stores altogether. Such events could lead to lost future sales and adversely affect our results of operations.

Changes in federal, state or local laws and regulations, or our failure to comply with such laws and regulations, could increase our expenses and expose us to legal risks.

Our business is subject to a wide array of laws and regulations. Certain aspects of our business, such as our pharmacy and credit card operations, are more heavily regulated than other areas. Changes in the regulatory environment regarding topics such as banking and consumer credit, health care benefits, Medicare reimbursements, privacy and information security among others could cause our expenses to increase. In addition, if we fail to comply with applicable laws and regulations we could be subject to legal risk, including government enforcement action and private litigation, which could adversely affect our results of operations.

Given the geographic concentration of our stores, natural disasters could adversely affect our results of operations.

Our three largest states, by total sales, are California, Texas and Florida, areas where hurricanes and earthquakes are prevalent. Such events could result in physical damage to or closure of one or more of our stores or distribution centers, and cause delays in the distribution of merchandise from our vendors to our distribution centers and stores, which could adversely affect our results of operations.